

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 23, 2012

<u>Via Secure E-mail</u>
Selina Y. Lo
Chief Executive Officer
Ruckus Wireless, Inc.
880 West Maude Avenue
Sunnyvale, California 94085

Re: Ruckus Wireless, Inc.
Confidential Draft Registration Statement on Form S-1
Submitted July 27, 2012
CIK No. 0001294016

Dear Ms. Lo:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the

Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2.   Provide us with copies of any additional artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses. See Item VIII of the March 31, 2001 quarterly update to the Division of Corporation Finance's "Current Issues and Rulemaking Projects Outline."

3.   We note that you cite to industry research for information and statistics regarding economic trends. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available. Tell us whether any of the reports, other than those prepared by the government, were prepared for you or in connection with the offering. We note, by way of example only, the reference to a report by Signals Research Group on page 2, the cites to growth expectations from Infonetics Research, Inc. and Gartner, Inc. on page 3, and the reference to the UMTS Forum Report on page 71.

Prospectus Summary, page 1

4.   Please revise your first paragraph to indicate by what measurement Ruckus is a "leading" provider of carrier-class Wi-Fi solutions.

Risk Factors, page 11

The requirements of being a public company may strain our resources, divert management's attention, and affect our ability to attract and retain qualified members of our board of directors., page 35

5.   Please revise, if possible, to provide an estimate of the costs associated with your

becoming a public company.

Market, Industry and Other Data, page 41

6.   We note your characterization of market data as "generally reliable" and "inherently imprecise." Please explain.

Dilution, page 45

7.   Please revise the dilution table to present historical tangible net book value per share in addition to the pro forma effect of the conversion of preferred stock. See Item 506 of Regulation S-K for guidance.

Management's Discussion and Analysis, page 50

Key Components of Our Results of Operations and Financial Condition, page 52

8.   Refer to the discussion of revenues on page 52. Please expand the description of Product Revenue to explain in further detail the term "ratable product revenue".

Results of Operations, page 54

Comparison of the Three Months Ended March 31, 2011 and 2012, page 54

9.   We note that you have explained the underlying drivers generally for the growth in product and service revenues for the periods compared. Please revise to discuss the underlying reason(s) for the growth in revenues across your geographic regions. We note, in particular, the 252.6% growth in the periods compared in your APAC region. Please similarly revise in your comparison of the Years ended December 31, 2010, and 2011.

Cost of Revenues and Growth Margin, page 55

10.   Please revise to explain briefly the reason(s) underlying the increase in cost of revenues for the periods being compared. Please similarly revise in your comparison

of the Years ended December 31, 2010, and 2011.

Liquidity and Capital Resources, page 61

11.   Please expand the discussion to include whether you believe that your existing cash
        and cash equivalents would be sufficient to meet your liquidity needs without the
        proceeds from the offering.

Major Customers, page 64

12.   Please revise to disclose your greater than 10% clients. Please refer to Item 101(c)(7)
        of Regulation S-K.

Common Stock Valuations, page 68

13.   Please expand the disclosure beginning on page 68 to describe in more detail the
        valuation methodology and significant assumptions that you used in estimating the
        fair value.   In order to help us evaluate your estimates, please provide a schedule
        showing for each option, or group of similar options:

        °   the grant date
        °   the grantee,
        °   vesting terms,
        °   exercise price,
        °   estimated fair value of the option
        °   estimated fair value of the underlying common stock
        °   the total amount of compensation cost and
        °   the amount recognized as expense

        We may have additional comments when you disclose the anticipated offering price.

14.   Expand the disclosure of stock-based compensation to include a discussion of the
        specific methodology you used to estimate the fair value of your common stock

during 2011 and the subsequent interim periods in 2012. Discuss the specific uncertainties associated with the methods, assumptions, or levels of judgment utilized and provide quantitative information where practicable to demonstrate the sensitivity of your estimates to change.

15.   Further disclose in MD&A the intrinsic value of outstanding vested and unvested options based on the estimated IPO price and the options outstanding as of the most recent balance sheet date presented in your registration statement.

Principal and Selling Stockholders, page 106

16.   Please revise to identify the person(s) having voting and/or dispositive rights over the shares held by Motorola Mobility, Inc.

17.   Tell us whether any of the selling stockholders are broker dealers or affiliates of broker-dealers. We may have further comments.

Financial Statements

Age of Financial Statements

18.   Please provide updated interim financial statements and other financial information pursuant to Rule 3-12 of Regulation S-X.

Note 12 – Income Taxes, page F-32

19.   We note on page F-33 that you state that you intend "to maintain the valuation allowance until sufficient positive evidence exists to support the reversal of some or all of the allowance". Please tell us the various factors you consider in evaluating whether your valuation allowance is necessary in light of the historical periods in 2011 and interim 2012 in which you recorded net income. If you are changing the valuation allowance for only the amount of NOL used during the period, please tell us the basis for determining that this change in valuation allowance is appropriate and how you determined that it was more likely than not that your tax benefits will not be realized. See ASC 740-10-30-17 for guidance.

Unaudited Pro Forma Condensed Combined Financial Information, page F-49

20.   Please expand the explanation of the acquisition of Intellinet in the second paragraph of Note 1 on page F-51 to explain the basis for concluding that the Intellinet acquisition was the acquisition of a business using the criteria in ASC 805-10-55-4. Please expand the disclosure in Note 3 on page F-18 accordingly.

21.   Please expand the disclosure in Note 2(b) to include sufficient detail for the reader to compute the amount of the amortization for the period presented.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

    If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director